EXHIBIT 12

Ratio of Earnings to Fixed Charges and Preferred Stock

(amounts in thousands)

	As of the Year Ended September 30
	2005	2004 (Restated)	2003 (Restated)	2002	2001
Income from Continuing Operations Before Income Taxes	$63,179	$42,302	$20,633	$13,070	$101,392
Minority Interest (Income) Expense	—	43	12	(316)	(2,422)
Loss from Equity Investments	—	—	—	134	618
Fixed Charges	23,241	22,115	16,812	8,824	11,518

Adjusted Earnings	86,420	64,460	37,457	21,712	111,106

Fixed Charges
Interest Expense	14,912	14,868	5,675	5,079	7,413
Rent Expense (1)	8,097	6,540	4,678	3,745	3,745
Preferred Stock Dividends	232	707	6,459	—

Fixed Charges	$23,241	$22,115	$16,812	$8,824	$11,158

Ratio of Earnings to Fixed Charges	3.7	2.9	2.2	2.5	10.0

1)	One-third of total rent expense is estimated by Andrew to be a conservative estimate of the interest component of rent expense.